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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NRP Financial Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 North Main St., P.O. Box 998
(No. and Street)

Bryan	OH	43506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earl C. Oberlin, III 419-636-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earl C. Oberlin, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NRP Financial Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONALD L. GRUVER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES APRIL 9, 2009

Notary Public 2/21/2008

Earl C. Oberlin, III Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NRP Financial, Inc.

**Financial Statements
and Supplemental Information**

Year Ended December 31, 2007

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
NRP Financial, Inc.

We have audited the accompanying statement of financial condition of NRP Financial, Inc. (a subsidiary of National Retirement Partners, Inc. and formerly Oberlin Financial Corp.) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NRP Financial, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
February 18, 2008

NRP Financial, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Current assets:	
Cash and cash equivalents	$ 871,895
Accounts receivable:	
Commissions	243,319
Registered representative	51,522
Affiliated parties	1,890
	296,731
Prepaid expenses	71,978
Total current assets	1,240,604
Net property and equipment	529,522
Other assets:	
Deposits with clearing firms	210,034
Note receivable	50,000
Investment	34
Total other assets	260,068
Total assets	$ 2,030,194
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 102,238
Commissions payable	687,978
Accrued liabilities	101,522
Current portion of long-term debt	49,387
Total current liabilities	941,125
Long-term debt, net of current portion	310,576
Stockholders' equity:	
Series A preferred stock, 100 shares authorized, issued and outstanding	3,000,000
Common stock, no par value; 400 shares authorized, 1 share issued and outstanding	155,000
Paid-in capital	2,661,541
Retained earnings (deficit)	(5,038,048)
Total stockholders' equity	778,493
Total liabilities and stockholders' equity	$ 2,030,194

See accompanying notes to financial statements.

NRP Financial, Inc.

Statement of Operations

Year Ended December 31, 2007

Revenues:	
Commissions	$15,342,873
Investment advisory fees	3,145,805
Referral fees	268,572
Service fees	53,135
Insurance reimbursement	30,604
Interest and dividends	24,336
Loss on sale of property and equipment	(240)
Other	299,136
Total revenues	19,164,221
Expenses:	
Commissions	15,424,797
Payroll	1,751,205
Branch management fees	429,037
Clearing charges	419,120
Group insurance	188,981
Professional fees	148,970
Payroll taxes	138,259
Software	105,733
Regulatory fees	95,413
Office supplies	89,888
Rent	82,374
Depreciation	71,233
Communication	70,157
Telephone	68,700
Travel	68,586
Advertising	64,867
Postage	51,859
Equipment rent	43,204
Contract labor	36,128
Promotion	35,580
State and local taxes	35,732
Miscellaneous	29,135
Interest	24,622
Utilities	19,690
Maintenance	18,047
Employment verification	17,797
Recruiting	16,082
Retirement plan	15,754
Meals and entertainment	8,491
Dues and subscriptions	5,251
Education	5,101
Bad debts	4,075
Contributions	3,530
Total expenses	19,587,398
Net loss	$ (423,177)

See accompanying notes to financial statements.

NRP Financial, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (423,177)
Adjustments to reconcile net loss to net cash	
flows used in operating activities:	
Loss on disposal of property and equipment	240
Depreciation	71,233
Changes in assets and liabilities:	
Accounts receivable	(90,140)
Prepaid expenses	(17,740)
Notes receivable	(50,000)
Accounts payable	35,340
Commissions payable	414,387
Accrued liabilities	93,556
Net cash used in operating activities	33,699
Cash flows from investing activities:	
Capital expenditures	(407,545)
Net cash provided by investing activities	(407,545)
Cash flows from financing activities:	
Contributions to capital	759,000
Payments on long-term debt	(43,085)
Proceeds from long-term debt	250,000
Net cash provided by financing activities	965,915
Increase in cash and cash equivalents	592,069
Cash and cash equivalents at beginning of year	279,826
Cash and cash equivalents at end of year	$ 871,895
Supplemental cash flow disclosures:	
Cash paid during the year for:	
Cash paid during the year for interest	$ 5,101
Non-cash investing and financing activities:	
Equipment leased under capital leases	$ 78,786
Preferred stock dividend	$ 3,000,000

See accompanying notes to financial statements.

NRP Financial, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2007

	Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2006	$ -	$ 155,000	$ 1,902,541	$ (1,614,871)	$ 442,670
Contributions to capital			759,000		759,000
Preferred stock dividend	3,000,000			(3,000,000)	-
Net loss				(423,177)	(423,177)
Balance at December 31, 2007	$ 3,000,000	$ 155,000	$ 2,661,541	$ (5,038,048)	$ 778,493

See accompanying notes to financial statements.

NRP Financial, Inc.

Notes to Financial Statements

December 31, 2007

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

NRP Financial, Inc. (the "Company" and formerly Oberlin Financial Corp.) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is a registered investment adviser filed with the Securities and Exchange Commission. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with two clearing brokers. The Company's customer base is located nationwide. The Company is a subsidiary of National Retirement Partners, Inc. ("NRP"), a nationwide retirement plan consulting company. Prior to the Merger (see Note 2), the Company was a wholly-owned subsidiary of Oberlin Investments, LLC.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment, including amortization of equipment under capital leases, is calculated using straight-line method over the estimated useful lives of the assets.

Investment

The Company owns a fractional share in The Depository Trust & Clearing Corporation, a privately owned company. Gains and losses on securities are recorded on the specific identification method.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if on a trade date basis. Investment advisory, referral and other fees are recognized on an accrual basis.

Advertising Costs

The Company expenses advertising costs as they are incurred. These costs amounted to $64,867 in 2007.

1. Summary of Significant Accounting Policies - continued

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with maturities of three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

Income Taxes

The Company is a member of a consolidated group with NRP and included in the NRP's consolidated federal income tax return. Under NRP's tax allocation policy, the Company is not allocated a current or deferred federal income charge or benefit as if the Company was a separate taxpayer and deferred income taxes are not reflected in the accompanying financial statements. Tax benefits associated with the Merger (see Note 2) have been allocated to NRP. For state and local tax purposes, the Company files separate tax returns for which the charges or benefits are reflected in the accompanying financial statements.

2. Merger

In December 2006, NRP incorporated a wholly-owned subsidiary, NRP Merger Sub, Inc. ("Merger Sub") entered into an Agreement and Plan of Merger ("Merger") with the Company, Merger Sub, and Oberlin Investments, LLC. Upon completion of the Merger, all of the Company's common stock was exchanged for 38,250 shares (valued at $2.65 per share) of common stock of NRP and one warrant to purchase additional common stock of NRP. The Merger was approved by FINRA subject to certain conditions established in February 2007. The closing of this transaction was on March 22, 2007 and the Company was the surviving entity.

3. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with Bear, Stearns Securities Corp. ("Bear Stearns"), the Pershing LLC, a subsidiary of The Bank of New York Company, Inc. ("Pershing"), and National Securities Clearing Corporation ("NSCC") whereby customer accounts are cleared and carried by these clearing organizations. The agreements, which remain in effect unless written notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by Bear Stearns, Pershing and NSCC. At December 31, 2007, the Company had cash deposits included in deposits with clearing and other organizations as follows:

3. Clearing Arrangements - continued

Bear Stearns	$ 100,000
Pershing	100,000
National Securities Clearing Corporation	10,034
	$ 210,034

The clearing arrangement with Pershing contains a termination clause under which the Company would be liable for expenses of termination.

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

4. Property and Equipment

Property and equipment at December 31, 2007 are as follows:

Leasehold improvements	$ 55,840
Furniture and fixtures	64,390
Computer equipment	256,689
Software	281,204
	658,123
Accumulated depreciation	(128,601)
Net property and equipment	$ 529,522

5. Note Receivable

In December 2007, the Company advanced $50,000 under a note related to an agreement with a group of registered representatives. Interest accrues at the prime rate plus 2% (9 1/4% at December 31, 2007). The note receivable and related accrued interest will be forgiven over a three year period beginning April 2009 if certain production requirements are met.

6. Long-Term Debt

Long-term debt at December 31, 2007 is as follows:

Subordinated note payable to NRP, due November 2010, including interest at 8%	$ 250,000
Obligations under capital leases, due in monthly installments varying from $44 to $897 through December 2010 including interest ranging from 11.8% to 12.7%, secured by equipment	109,963
	359,963
Less current portion	(49,387)
Long-term debt	$ 310,576

The subordinated note payable to NRP qualifies as regulatory net capital in accordance with SEC Rule 15c3-1. In accordance with SEC regulations, the subordinated note payable is subordinate to all other payments or provisions for payment to other creditors of the Company arising before the scheduled maturity date of the note. This loan agreement has been approved by FINRA and includes a covenant and restricts the withdrawal of equity capital. Future maturities of long-term debt at December 31, 2007 are as follows: 2008 - $49,387; 2009 - $39,397; and 2010 - $271,179.

7. Capital Leases

The Company leases certain equipment under capital leases. Property and equipment includes the following amount for capitalized leases at December 31, 2007:

Equipment	$ 201,402
Less accumulated depreciation	78,873
	$ 122,529

Future annual minimum lease payments under the capital lease obligations at December 31, 2007 are as follows:

2008	$ 61,798
2009	45,688
2010	22,600
Total minimum lease payments	130,086
Less amount representing interest	20,123
Present value of net minimum lease payments, included in long-term debt	$ 109,963

8. Commitments

In 2006, the Company entered into an operating lease for a building in Bryan, Ohio with an affiliated company, Oberlin-Hofbauer Building Company, LLC. The terms of the lease agreement require annual rental payments which total $42,000 and are as follows: 2008 - $42,000 and 2009 - $31,500. Total rent expense in 2007 was $42,000.

In October 2007, the Company agreed to sell certain contract rights and assets in exchange for $125,000 plus additional variable consideration. This transaction is expected to close in February 2008.

9. Stockholders' Equity

In conjunction with the Merger (see Note 2) on March 22, 2007, the Company issued 100 shares of Series A Preferred Stock valued at $3,000,000 as a stock dividend to the shareholder immediately prior to the Merger. Holders of Series A Preferred Stock have voting rights, certain protective rights regarding business decisions of the Company and are entitled to receive cumulative preferred dividends upon the occurrence of certain events based on the stated redemption value of $30,000 per share at a calculated rate. The Series A Preferred Stock carries a liquidation preference equal to $30,000 per share. The stockholders have entered into a Stockholders' Agreement which restricts the transfer of common and preferred stock provides for the first right of refusal to NRP on any potential sale of stock. In January 2008, the Series A Preferred Stock was exchanged for Series B Preferred Stock (see Note 11).

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. Under an arrangement with a clearing organization, the Company is required to maintain $150,000 of net capital. At December 31, 2007, the Company had net capital of $323,012 and an aggregated indebtedness ratio of 3.1 to 1.

10. Retirement Plans

Prior to the Merger, the Company participated in a 401(k) plan of an affiliated company which covers all employees who meet certain age and service requirements. Subsequent to the Merger, the Company participates in a 401(k) plan sponsored by the Company. The Company's contributions are based on a percentage of the employee's total compensation. The Company's expense in 2007 under these Plans was approximately $15,800.

11. Subsequent Events

In January 2008, the shareholders of the Company authorized 132 shares of Series B Preferred Stock, of which 13 1/2 shares were exchanged for the 100 shares of Series A Preferred Stock outstanding. Series B Preferred Stock was valued at and has a liquidation preference of $50,000 per share (total value of $6,525,000) and has a liquidation preference over any other stock issued by the Company. Of this liquidation preference, $1,575,000 is reserved for the exercise of a warrant to purchase 500,000 shares of NRP common stock. Holders of Series B Preferred Stock have certain protective rights and are entitled to elect one member to the Company's Board of Directors. The Series B Preferred Stock does not have a stated dividend rate and holders of Series B Preferred Stock are entitled to receive dividends if and when declared by the Board of Directors. Certain of the Series B Preferred Stock is held in escrow. Also, in January 2008, additional capital of $425,000 was contributed to the Company.

SUPPLEMENTAL INFORMATION

NRP Financial, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2007

(See Independent Auditors' Report)

Net capital:	
Total stockholders' equity	$ 778,493
Additions - subordinated note payable	250,000
	1,028,493
Deductions of nonallowable assets:	
Registered representative receivables	51,522
Affiliated party receivables	1,890
Prepaid expenses	71,978
Equipment	529,522
Note receivable	50,000
Haircuts on securities	535
Nonallowable investments	34
Total deductions	705,481
Net capital	$ 323,012
Aggregate indebtedness	$ 1,001,701
Computation of basic net capital - minimum net capital required	$ 100,000
Excess net capital	$ 223,012
Ratio - aggregate indebtedness to net capital	3.1 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007):	
Net capital as reported in Company's Part II (unaudited) Form X-17A-5	$ 432,456
Adjustments:	
Increase in accrued liabilities	(87,800)
Increase in commissions payable	(21,644)
Net capital as reported above	$ 323,012

NRP Financial, Inc.

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

(See Independent Auditors' Report)

NRP Financial, Inc. (the "Company") claims exemption from rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
NRP Financial, Inc.

In planning and performing our audit of the financial statements of NRP Financial, Inc. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Mira & Kolena, Ltd.

Toledo, Ohio
February 18, 2008

END